Exhibit 99.30

Volaris announces temporary reduction of capacity and demand

Mexico City, Mexico. March 24, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces that the spread of the COVID-19 (Coronavirus), declared a pandemic by the World Health Organization, and the related governmental travel restrictions have significantly reduced the demand for global air transportation.

Accordingly, as of March 24th, 2020 Volaris will decrease capacity as measured by available seat miles (ASMs) for the rest of the month of March and the month of April, 2020 by approximately 50% of total operation versus the originally published schedule.

Volaris will also undertake several actions to reduce costs and maintain liquidity during this period of reduced demand and the resulting adjustments to network capacity. In addition, Volaris has implemented safety and hygiene protocols to protect the well-being of its passengers, crew and ground personnel.

Volaris will continue to provide relevant market updates should further capacity, governmental travel restrictions or other liquidity preserving measures need to be implemented.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 187 and its fleet from four to 82 aircraft. Volaris offers more than 400 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100